SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of  November 23, 2005 – Results for the Nine Months ended September 30, 2005  (US GAAP)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Nine Months Ended September 30, 2005 (US GAAP)

HIGHLIGHTS FOR THE NINE MONTHS

•        Volume of 1,186 million unit cases, 10% ahead of the same period in 2004;

•        Operating profit of €425.2 million versus €394.4 million, 8% ahead of the prior year;

•        Net income of €296.8 million versus €273.2 million, a 9% increase compared to the same period in 2004.

THIRD QUARTER HIGHLIGHTS

•        Volume of 443 million unit cases, 11% ahead of the same period in 2004;

•        Operating profit of €195.3 million versus €175.1 million, 12% ahead of the same period in 2004;

•        A net income of €145.0 million from net income €122.4 million in the same period in 2004.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“I am pleased to report another solid quarter, and nine months as we continue the successful execution of our strategy. The roll out of new products and packages, continued focus on revenue management and best practice sharing across our countries, enabled us to deliver strong volume growth and profitability improvement, despite rising input costs and challenging retail trends in some of our markets.

We remain confident that we will meet our 2005 full year financial targets as we continue to see steady momentum in several countries and re-invest in the business in line with our strategic initiatives.”

November 23, 2005

Coca-Cola Hellenic Bottling Company S.A.

Results for the Nine Months Ended September 30, 2005 (US GAAP)

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company (“TCCC”) and has operations in 26 countries serving a population of approximately 540 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on its website: www.coca-colahbc.com.

INQUIRIES:

Company contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: +30 210 618 3229
Investor Relations Director	e-mail: melina.androutsopoulou@cchbc.com

George Toulantas	Tel: +30 210 618 3255
Investor Relations Associate	e-mail: george.toulantas@cchbc.com

Anna Konoplianikova	Tel: +30 210 618 3124
Investor Relations Analyst	e-mail: anna.konoplianikova@cchbc.com

European press contact:
FD Greece	Tel: +30 210 725 8194
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US press contact:
FD US	Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2005 nine months results on November 23, 2005 at 4:00 pm, Athens time (2:00 pm London time, 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Nine Months Ended
	September 30, 2005	October 1, 2004
	(Euro in millions, except per share data)

Net sales revenue	€3,579.0	€3,262.4
Cost of goods sold	(2,094.1)	(1,919.1)
Gross profit	1,484.9	1,343.3

Selling, delivery and administrative expenses	(1,059.7)	(948.9)
Operating profit	425.2	394.4

Interest expense	(42.1)	(50.3)
Interest income	1.9	4.5
Other income	4.4	5.1
Other expenses	(2.9)	(4.5)
Income before income taxes	386.5	349.2

Income tax expense	(100.2)	(69.3)
Share of income of equity method investees	15.3	3.6
Minority interests	(4.8)	(10.3)
Net income	€296.8	€273.2

Basic net income per share (in Euro):	€1.25	€1.15
Diluted net income per share (in Euro):	€1.24	€1.15

See notes to the consolidated financial statements on pages 11 to19

	Three Months Ended
	September 30, 2005	October 1, 2004
	(Euro in millions, except per share data)

Net sales revenue	€1,341.6	€1,213.2
Cost of goods sold	(771.0)	(709.3)
Gross profit	570.6	503.9

Selling, delivery and administrative expenses	(375.3)	(328.8)
Operating profit	195.3	175.1

Interest expense	(13.4)	(21.0)
Interest income	0.6	1.0
Other income	0.4	2.6
Other expenses	0.1	(4.0)
Income before income taxes	183.0	153.7

Income tax expense	(46.0)	(29.7)
Share of income of equity method investees	9.1	2.0
Minority interests	(1.1)	(3.6)
Net income	€145.0	€122.4

Basic net income per share (in Euro):	€0.61	€0.52
Diluted net income per share (in Euro):	€0.60	€0.51

See notes to the consolidated financial statements on pages 11 to19

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	September 30, 2005	December 31, 2004
	(Euro in millions)
Assets
Current assets:
Cash and cash equivalents	€152.3	€31.3
Trade accounts receivable, less allowance of €33.6m in 2005 and €31.8m in 2004	604.0	507.8
Inventories	373.5	327.5
Receivables from related parties	53.2	59.2
Taxes receivable	21.6	22.0
Deferred income taxes	57.7	50.5
Prepaid expenses	76.4	47.7
Derivative assets	8.9	8.2
Other current assets	53.4	42.3
Total current assets	1,401.0	1,096.5

Property, plant and equipment:
Land	105.5	100.9
Buildings	776.0	727.8
Returnable containers	281.4	246.9
Production and other equipment	2,377.2	2,107.2
	3,540.1	3,182.8
Less accumulated depreciation	(1,503.9)	(1,266.2)
	2,036.2	1,916.6
Construction in progress	109.2	55.8
Advances for equipment purchases	8.8	25.1
	2,154.2	1,997.5

Investments in equity method investees	281.2	60.5
Deferred income taxes	23.1	9.0
Other tangible non-current assets	65.6	61.3
Franchise rights	1,995.6	1,987.4
Goodwill and other intangible assets	792.1	767.1
Total assets	€6,712.8	€5,979.3

	As at
	September 30, 2005	December 31, 2004
	(Euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€307.3	€76.0
Accounts payable	187.8	190.4
Accrued expenses	450.2	363.8
Amounts payable to related parties	94.0	94.7
Deposit liabilities	154.8	142.0
Income taxes payable	89.4	84.9
Deferred income taxes	7.3	3.2
Derivative liabilities	1.1	6.2
Current portion of long-term debt	240.7	—
Current portion of capital lease obligations	18.7	15.0
Total current liabilities	1,551.3	976.2

Long-term debt, less current portion	1,286.2	1,424.6
Capital lease obligations, less current portion	46.6	32.5
Cross currency swap payables relating to borrowings	55.1	143.1
Deferred income taxes	688.0	645.3
Employee benefit obligations and other long term liabilities	140.6	133.2
Total long-term liabilities	2,216.5	2,378.7

Minority interests	64.9	63.4

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 238,260,129 shares (2004: 238,260,129) authorized, issued and outstanding	119.1	119.1
Additional paid-in capital	1,657.8	1,657.8
Deferred compensation	(0.6)	(0.9)
Retained earnings	946.9	716.8
Accumulated other comprehensive income	156.9	68.2
Total shareholders’ equity	2,880.1	2,561.0
Total liabilities and shareholders’ equity	€6,712.8	€5,979.3

See notes to the consolidated financial statements on pages 11 to19

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Nine Months Ended
	September 30, 2005	October 1, 2004
	(Euro in millions)
Operating activities
Net income	€296.8	€273.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	226.4	204.4
Deferred income taxes	14.0	(15.1)
Gains on disposal of non-current assets	(8.8)	(3.0)
Minority interests	4.8	10.3
Share of income of equity method investees	(15.3)	(3.6)
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	(72.1)	(87.4)
Inventories	(27.3)	(36.8)
Accounts payable and accrued expenses	37.1	32.5
Net cash provided by operating activities	455.6	374.5

Investing activities
Purchases of property, plant and equipment	(253.7)	(257.0)
Proceeds from disposals of property, plant and equipment	10.0	7.4
Cash payments for acquisitions, net of cash acquired	(194.6)	(2.1)
Proceeds from sale of trademarks	9.0	—
Net (payments) proceeds from sale of investments and other assets	(0.6)	14.4
Net cash used in investing activities	(429.9)	(237.3)

Financing activities
Proceeds from issuance of debt	452.4	671.2
Payments on debt	(273.2)	(506.2)
Payments on capital lease obligations	(11.7)	(8.7)
Return of capital to shareholders	—	(0.4)
Dividends paid	(74.3)	(52.3)
Net cash provided by financing activities	93.2	103.6

Effect of exchange rates on cash	2.1	2.1
Net increase in cash and cash equivalents	121.0	242.9

Cash and cash equivalents at beginning of year	31.3	35.5
Cash and cash equivalents at end of period	€152.3	€278.4

See notes to the consolidated financial statements on pages 11 to19

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

						Accumulated
	Ordinary Shares		Additional	Deferred		Other
	Number		Paid-in	Compen-	Retained	Comprehen-
	of Shares	Amount	Capital	sation	Earnings	sive Income	Total
	(millions)	(Euro in millions)
As at December 31, 2003	236.9	118.5	1,639.2	(0.9)	492.1	7.4	2,256.3
Net income for nine months ended October 1, 2004	—	—	—	—	273.2	—	273.2
Currency translation adjustment, net of applicable income taxes of € 5.9m	—	—	—	—	—	59.5	59.5
Change in minimum pension liability, net of applicable income taxes of € 0.1m	—	—	—	—	—	(0.3)	(0.3)
Change in fair value of derivatives, net of applicable income taxes of € 1.1m	—	—	—	—	—	(3.1)	(3.1)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of € 0.2m	—	—	—	—	—	(0.9)	(0.9)

Comprehensive income							328.4
Net movements in shares for equity compensation	—	—	(0.1)	0.1	—	—	—
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)

As at October 1, 2004	236.9	118.5	1,639.1	(0.8)	717.9	62.6	2,537.3

Net loss for three months ended December 31, 2004	—	—	—	—	(1.1)	—	(1.1)
Currency translation adjustment, net of applicable income taxes of € 2.3m	—	—	—	—	—	8.9	8.9
Change in minimum pension liability, net of applicable income taxes of € 0.6m	—	—	—	—	—	(3.1)	(3.1)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.1m	—	—	—	—	—	0.3	0.3
Change in fair value of derivatives, net of applicable income taxes of € (0.5m)	—	—	—	—	—	(8.3)	(8.3)
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of € 0.5m	—	—	—	—	—	7.8	7.8

Comprehensive income							4.5
Shares issued to employees exercising stock options	1.4	0.6	18.7	(0.1)	—	—	19.2

As at December 31, 2004	238.3	119.1	1,657.8	(0.9)	716.8	68.2	2,561.0

See notes to the consolidated financial statements on pages 11 to19

						Accumulated
	Ordinary Shares		Additional	Deferred		Other
	Number		Paid-in	Compen-	Retained	Comprehen-
	of Shares	Amount	Capital	sation	Earnings	sive Income	Total
	(millions)	(Euro in millions)

As at December 31, 2004	238.3	119.1	1,657.8	(0.9)	716.8	68.2	2,561.0

Net income for nine months ended September 30, 2005	—	—	—	—	296.8	—	296.8
Currency translation adjustment, net of applicable income taxes of € (4.1)m	—	—	—	—	—	85.6	85.6
Change in minimum pension liability, net of applicable income taxes of € 0.1m	—	—	—	—	—	(0.1)	(0.1)
Change in fair value of derivatives, net of applicable income taxes of € 0.3m	—	—	—	—	—	0.3	0.3
Unrealised gain on available-for-sale investments, net of applicable income taxes of € (0.1)m	—	—	—	—	—	0.8	0.8
Loss on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € (0.8)m	—	—	—	—	—	1.7	1.7

Comprehensive income							385.5
Net movements in shares for equity compensation	—	—	—	0.3	—	—	0.3
Cash dividends (€0.28 per share)	—	—	—	—	(66.7)	—	(66.7)
As at September 30, 2005	238.3	€119.1	€1,657.8	€(0.6)	€946.9	€156.9	€2,880.1

See notes to the consolidated financial statements on pages 11 to19

Coca-Cola Hellenic Bottling Company S.A.

Condensed Notes to Consolidated Financial Statements – unaudited

1.                          BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented. Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2004.

2.                          ADOPTION OF NEW ACCOUNTING STANDARDS

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections  (“Statement No. 154”), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. It is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The Company does not expect the effect of Statement No. 154 will have material impact on its financial statements.

In December 2004, the FASB issued Statement No. 123 (Revised 2004), Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share based payments to be recognized in the financial statements. Under the Statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25, Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. As of the required effective date, which is January 1, 2006 the Company is required to apply the standard using a modified version of the prospective application. Under this transition method, compensation cost is recognized on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in Note 8. The Company does not expect the effect of Statement No. 123(R) to have material impact on its financial statements.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”) to assist preparers by simplifying some of the implementation challenges of Statement No. 123(R) while enhancing the information that investors receive. SAB No. 107 creates a framework that is based on two overriding themes: (a) considerable judgment will be required by preparers to successfully implement Statement No. 123(R), specifically when valuing employee stock options; and b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB No. 107 include: (a) valuation models – SAB No. 107 reinforces the flexibility allowed by Statement No. 123(R) to choose an option-pricing model that meets the standard’s fair value measurement objective; (b) expected volatility – SAB No. 107 provides guidance on when it would be appropriate to rely exclusively on either historical or implied volatility in estimating expected volatility; and (c) expected term – the new guidance includes examples and some simplified approaches to determining the expected term under certain circumstances. The Company will apply the principles of SAB No. 107 in conjunction with its adoption of Statement No. 123(R).

In November 2004, the FASB issued Statement No. 151, Inventory Costs –an amendment to ARB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalization. This Statement is effective for inventory costs incurred after January 1, 2006 and is not expected to have a material impact on the Company’s results of operations and financial statements.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29 (‘Statement No. 153’). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations and financial statements.

3.                          INVENTORIES

Inventories consist of the following (in millions):

	September 30, 2005	December 31, 2004

Finished goods	€142.4	€124.1
Raw materials & work in progress	165.0	149.1
Consumables	64.0	53.2
Payments on account	2.1	1.1
	€373.5	€327.5

4.                          RECENT ACQUISITIONS

On April 14, 2005, the Company completed the acquisition of the Serbian mineral water company, Vlasinka, in conjunction with TCCC. The total consideration for the acquisition was €21.6 million (excluding acquisition costs). The Company purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.8 million, while TCCC purchased the mineral water brand “Rosa” for €10.8 million.  At this stage, the acquisition has resulted in the Company recording €8.0 million of goodwill. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

On April 20, 2005, the Company completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands “Rich”, “Nico” and “Dobry”. The total consideration for the acquisition was US$471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt and related deferred tax liability of US$37.2 million (€28.4 million). The Company’s share of the purchase price, debt and related deferred tax liability was

US$254.1 million (€194.2 million). The acquisition is a joint venture and is being accounted for under the equity method.

On June 2, 2005, the Company completed the acquisition of the Bulgarian mineral water company, Bankya.  The acquisition includes production facilities located just outside of Sofia and the mineral water brand “Bankia”. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million. At this stage the acquisition has resulted in the Company recording €2.4 million of goodwill, €6.4 million of trademarks and €0.8 million of water rights. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

On September 28, 2005, the Company completed the acquisition of Vendit, one of the largest independent vending operators in Ireland. The addition of Vendit to our business will significantly enhance our vending operation. Total consideration for the acquisition is currently estimated to be €7.9 million (excluding acquisition costs) with the assumption of debt of an additional €1.1 million. At this stage, the acquisition has resulted in the Company recording €0.9 million of goodwill and €8.4 million of customer and management contracts. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalization of valuations.

5.              FRANCHISE RIGHTS, GOODWILL AND OTHER INTANGIBLE ASSETS

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	September 30, 2005	December 31, 2004
Intangible assets not subject to amortization
Franchise rights	€1,995.6	€1,987.4
Goodwill	750.7	734.6
Minimum pension liability	2.0	2.0
Trademarks	29.8	29.3
	2,778.1	2,753.3
Intangible assets subject to amortization
Customer and management contracts	8.4	—
Water rights	1.2	1.2
	€2,787.7	€2,754.5

The changes in the carrying amount of goodwill are as follows (in millions):

	Established	Developing	Emerging
	Countries	Countries	Countries	Total

Balance as at December 31, 2004	€596.3	€117.6	€20.7	€734.6
Current period acquisitions	0.9	—	10.6	11.5
Foreign exchange differences	(1.2)	3.4	2.4	4.6
Balance as at September 30, 2005	€596.0	€121.0	€33.7	€750.7

6.                          SEGMENT INFORMATION

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:                      Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:                       Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:                                 Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation and amortization.  Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Nine Months Ended
	September 30, 2005	October 1, 2004	September 30, 2005	October 1, 2004
Net sales revenue
Established countries	€610.1	€612.2	€1,772.1	€1,754.0
Developing countries	258.2	229.2	649.0	562.5
Emerging countries	473.3	371.8	1,157.9	945.9
	1,341.6	1,213.2	3,579.0	3,262.4

Cash operating profit
Established countries	125.8	120.6	330.0	320.4
Developing countries	44.7	40.8	98.6	89.1
Emerging countries	104.2	83.7	223.0	189.3
	274.7	245.1	651.6	598.8

Depreciation
Established countries	(30.0)	(27.8)	(89.6)	(84.4)
Developing countries	(17.7)	(16.3)	(51.6)	(46.6)
Emerging countries	(31.7)	(25.9)	(85.2)	(73.4)
	(79.4)	(70.0)	(226.4)	(204.4)

Operating profit
Established countries	95.7	92.8	240.3	236.0
Developing countries	27.0	24.5	47.0	42.5
Emerging countries	72.6	57.8	137.9	115.9
	195.3	175.1	425.2	394.4

Reconciling items
Interest expense			(42.1)	(50.3)
Interest income			1.9	4.5
Other income			4.4	5.1
Other expense			(2.9)	(4.5)
Income tax expense			(100.2)	(69.3)
Share of income of equity method investees			15.3	3.6
Minority interests			(4.8)	(10.3)
Net income			€296.8	€273.2

	As at
	September 30, 2005	December 31, 2004
Total assets
Established countries	€3,699.3	€3,554.4
Developing countries	1,320.4	1,260.2
Emerging countries	1,674.7	1,172.8
Corporate / intersegment receivables	18.4	(8.1)
	€6,712.8	€5,979.3

7.                          EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Nine Months Ended
	September 30, 2005	October 1, 2004
Numerator
Net income	€296.8	€273.2

Denominator
Basic	238.3	236.9
Dilutive effect of Stock Options	1.4	1.4
Diluted	239.7	238.3

8.                          STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation in accordance with APB Opinion No 25, Accounting for Stock Issued to Employees.

The fair value of options granted in 2004 was estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options versus using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model.

The following table (in millions except for earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

	Nine Months Ended
	September 30, 2005	October 1, 2004

Net income	€296.8	€273.2
Add: Stock option employee compensation expense included in net income, net of applicable income tax	0.1	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(2.7)	(3.3)

Pro forma net income	€294.2	€269.9

Earnings per share (Euro):
Basic - reported	1.25	1.15
Basic - pro forma	1.23	1.14

Diluted - reported	1.24	1.15
Diluted - pro forma	1.23	1.13

9.                          RESTRUCTURING

During the first nine months of 2005, the Company recorded restructuring charges of €4.3 million (full year 2004: €9.3 million) before tax.  The restructuring charges primarily relate to redundancy charges resulting from the initiatives communicated in 2004 to consolidate our manufacturing network by rationalizing sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria.  The projects are on going, and we expect to incur further charges of approximately €34.5 million over the next two years in relation to these projects.  The charges for 2005 are recorded in selling, delivery and administrative expenses.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	As at
	September 30, 2005	December 31, 2004
As at beginning of the period	€7.1	€5.4
Arising during the year	4.3	9.3
Utilized during the year	(6.2)	(7.6)
As at end of period	€5.2	€7.1

In addition, accelerated depreciation has been recorded on plant and equipment. The useful lives were reduced as a result of the planned restructuring in the Republic of Ireland and Northern Ireland.  The €4.8 million of charges relating to this change in estimate were recorded mainly in cost of goods sold in 2005. Further charges of approximately €10.0 million are expected to be incurred over the next two years. In December 2004, we recorded impairment charges on equipment of €3.6 million.

10.                   SEASONALITY OF BUSINESS

Operating results for the nine months ended September 30, 2005 are not indicative of the results that may be expected for the year ended December 31, 2005 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

11.                   CONTINGENCIES

The Greek Competition Authority issued a decision in 2002, imposing a fine on the Company of approximately €2.9 million and requiring changes in the Company’s commercial practices in respect of free on-loan coolers in certain outlets in Greece. The fine related to the Company’s dealings with certain wholesalers during the period 1991-1999. Both the Company and various complainants appealed this decision. On June 26, 2004, the Athens Administrative Court of Appeal rejected all appeals by the various complainants and partly accepted the Company’s appeal insofar that it reduced the amount of the fine imposed on the Company by the Greek Competition Authority to €1.8 million. In relation to the case, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7 million. At present it is not possible to predict the outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it.

On June 29, 2005, the Greek Competition Authority requested the Company to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of January 25, 2002. On October 7, 2005, the Company was served with notice to appear before the Competition Authority. On such date the Company was also made aware that in its recommendation to the Competition Authority its Secretariat claims that the Company did not properly comply with its decision of January 25, 2002 during the period covered by its investigation and proposes the imposition of a fine on the Company of €5,869 for each day that the Company delayed to comply since the decision of January 25, 2002 which, through September 30, 2005, could amount up to approximately €7.9 million. The first hearing before the Competition Authority is currently scheduled for December 8, 2005.

We believe we have substantial legal and factual defenses to the Secretariat’s claims. However, at this time we cannot predict the outcome of these proceedings.

The European Commission announced on June 22, 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

In recent years, customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products. Local authorities have argued that a classification with higher custom duties than the current classification should apply. In 2004, such issues were successfully resolved in Poland. The Company still has similar issues outstanding before the Romanian Custom Authorities. At this time, it is not possible to quantify the risk of a negative outcome in these cases.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Group that may arise as a result of these pending legal proceedings will not have a material adverse effect on the financial condition of the Company taken as a whole.

The tax filings of Coca-Cola Hellenic Bottling Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Group conducts business. These audits may result in assessments of additional taxes. The Group provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

12.                   NET DEBT

Net debt consists of the following (in millions):

	As at
	September 30, 2005	December 31, 2004

Long-term borrowings	€1,332.8	€1,457.1
Short-term borrowings	566.7	91.0
Cash and cash equivalents	(152.3)	(31.3)
Net debt	€1,747.2	€1,516.8

During the first nine months of 2005, we issued €240.0 million of commercial paper under our €1.0 billion global commercial paper program.  Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the mineral water companies Vlasinka and Bankya in Serbia and Bulgaria, respectively.

13.                   PENSIONS

Component of net period benefit cost consist of the following (in millions):

	Nine Months Ended
	September 30, 2005	October 1, 2004

Service cost	€13.7	€14.0
Interest cost	12.5	12.8
Expected return on plan assets	(6.7)	(6.2)
Amortization of transition obligations	0.6	0.6
Recognized net actuarial obligation loss	1.6	0.8
Amortization of unrecognized past service costs/(benefits)	(0.1)	0.2
Curtailment/settlement and terminations	1.3	1.0
	€22.9	€23.2

	Three Months Ended
	September 30, 2005	October 1, 2004

Service cost	€4.6	€4.7
Interest cost	4.3	4.2
Expected return on plan assets	(2.2)	(2.0)
Amortization of transition obligations	0.2	0.2
Recognized net actuarial obligation loss	0.5	0.3
Amortization of unrecognized past service costs/(benefits)	(0.1)	0.1
Curtailment/settlement and terminations	0.4	0.3
	€7.7	€7.8

The Company disclosed in its financial statements for the year ended December 31, 2004, that it expects to contribute €7.7 million to its pension plans. As at September 30, 2005, the Company has made contributions of €6.6 million to these plans.

Coca-Cola Hellenic Bottling Company S.A.

Summary of Significant Differences between US GAAP and

International Financial Reporting Standards (IFRS) – unaudited

The consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States differ in certain respects from IFRS.

The tables below illustrate those differences that have a significant effect on our operating profit and net income in the reported periods:

Reconciliation of operating profit (EBIT)

	Nine months ended
	September, 30 2005	October 1, 2004
	€ million	€ million

Operating profit under US GAAP	425.2	394.4

Recognition of previously unrecognized pre-acquisition tax losses (1)	(23.3)	(24.7)
Treatment of joint ventures (2)	17.7	5.0
Amortization of indefinite-lived intangible assets (3)	—	(78.0)
Other	1.0	2.5
Operating profit under IFRS	420.6	299.2

Reconciliation of net income

	Nine months ended
	September, 30 2005	October 1, 2004
	€ million	€ million

Net income under US GAAP	296.8	273.2

Amortization of indefinite-lived intangible assets (3)	—	(78.0)
Deferred tax (4)	3.6	(21.2)
Other	0.1	2.2
Net income under IFRS	300.5	176.2

In summary, the significant differences are as follows:

1.                                       In accordance with IAS 12, Income Taxes, when deferred tax assets on losses have not been recognized on acquisition and are subsequently recognized, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement.  Such a treatment does not occur for US GAAP.

2.                                       CCHBC’s interest in jointly controlled entities, Brewinvest S.A., and from 2005, the Multon group, is accounted for under the equity method of accounting for US GAAP and under the proportional consolidation method of accounting for IFRS.

3.                                       Until December 31, 2004, the Company amortized indefinite-lived intangible assets under IFRS but not under US GAAP. From January 1, 2005, neither IFRS nor US GAAP amortize indefinite-lived intangible assets.

4.                                       The US GAAP treatment of deferred tax is different in a number of respects from IFRS.  In addition, other differences in accounting treatment can have an implication on tax.  For example, under US GAAP a material balance is recorded as franchise rights, in comparison to IFRS.  Deferred tax is applied to this franchise rights balance.  Enacted tax rate changes can therefore have a material effect upon the US GAAP accounts that is not reflected for IFRS.

A full discussion of the differences can be found in the Company’s Annual Report for the year ended December 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  November 23, 2005